Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Oncothyreon Inc. for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our report dated October 22, 2014, with respect to the financial statements of Alpine Biosciences, Inc., formerly known as Andaman Therapeutics, Inc., as of and for the year ended December 31, 2013, incorporated by reference in the Current Report on Form 8-K, as amended, of Oncothyreon Inc. dated October 22, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

December 30, 2014